CONFIDENTIAL TREATMENT REQUESTED

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50366

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RNR SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1802 HEMPSTEAD TPKE.
(No. and Street)

EAST MEADOW	NY	11554
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RONALD LA SERRA 516-222-8875
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRAGER METIS CPAs, LLC
(Name – *if individual, state last, first, middle name*)

99 SUNNYSIDE BLVD., SUITE 101	WOODBURY	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM V. ROMEO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RNR SECURITIES, LLC, as of DECEMBER 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

2/28/2020

Title

STEVEN NOTO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01NO6306805
Qualified in Nassau County
My Commission Expires June 23, 2022

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RNR SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2019

TABLE OF CONTENTS



PragerMetis

Prager Metis CPAs LLC

99 SUNNYSIDE BOULEVARD
SUITE 101
WOODBURY, NY 11797

T 516.921.8900
F 516.921.4070

www.pragermetis.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Board of Directors of
RNR Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of RNR Securities, LLC (a Limited Liability Company) as of December 31, 2019, and the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of RNR Securities, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of RNR Securities, LLC's management. Our responsibility is to express an opinion on RNR Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to RNR Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

GGi

An affiliate of Prager Metis International   NEW YORK   NEW JERSEY   LOS ANGELES   LONDON

Auditor's Report on Supplementary Information

The supplementary information on pages 16 through 22 has been subjected to audit procedures performed in conjunction with the audit of RNR Securities, LLC's financial statements. The supplementary information is the responsibility of RNR Securities, LLC's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R §240.17a-5. In our opinion, the supplementary information on pages 16 through 22 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Prager Metis CPAs, LLC

PRAGER METIS CPAs, LLC

Prager Metis CPAs, LLC has served as RNR Securities, LLC's auditors since 2018. S. A. Koenig & Associates CPAs, P.C., who combined with Prager Metis CPAs, LLC as of October 1, 2018, had previously served as RNR Securities, LLC's auditors from 2008 through 2018.

Woodbury, New York
February 27, 2020

RNR SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Current assets		
Cash and cash equivalents	$	129,797
Securities, at fair value		56,324
Commissions receivable		273,488
Prepaid expenses and other assets		36,700
Right-of-use assets-finance lease, net		43,034
Right-of-use assets-operating leases		161,954
Property and equipment, net		76,771
Total assets	$	778,068

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Commission payable	$	212,616
Accrued expenses and other liabilities		25,511
Notes payable		23,723
Lease liabilities, current		82,837
Lease liabilities, non-current		122,367
Total liabilities		467,054
Members' Equity		
Total Members' Equity		311,014
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	778,068

The accompanying notes are an integral part of these financial statements.

RNR SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2019

Revenues	
Commissions	$3,111,501
Principal transactions	2,651
Interest and dividend income	7,209
Other income	1,328
Total revenue	3,122,689
Operating expenses	
Employee compensation and benefits	1,805,909
Other operating expenses	331,137
Occupancy and equipment expense	40,365
Lease expense	48,785
Regulatory fees	25,302
Office expenses	13,680
Technology and communcations expense	5,534
Other expenses	1,545
Total operating expenses	2,272,257
Net Income	$ 850,432

The accompanying notes are an integral part of these financial statements.

RNR SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

Balance, January 1, 2019	$	200,649
Members' distributions		(806,978)
Members' contributions		66,911
Net income		850,432
Balance, December 31, 2019	$	311,014

The accompanying notes are an integral part of these financial statements.

RNR SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

Cash flows from operating activities:	
Net income	$ 850,432
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization expense	15,334
Interest payments on finance lease	(688)
Amortization of right-of-use assets-leases	2,531
Accretion of finance and operating lease liabilities	62,772
Payment of operating lease liabilites	(48,786)
Insurance financed	23,723
Increase in securities, at fair value	(21,774)
Increase in commissions receivable	(74,736)
Decrease in other assets	2,557
Decrease in accounts payable, accured expenses and other liabilities	(11,163)
Decrease in finance and operating lease liabilities	(12,610)
Net cash provided by operating activities	787,592
Cash flows used in investing activities:	
Purchases of property and equipment	(31,478)
Cash flows used in financing activities:	
Payment of finance lease obligations	(3,003)
Distributions paid to members	(806,978)
Contributions made by members	66,911
Principal payments on note payable-insurance	(29,934)
Down payment on auto lease	(9,537)
Net cash used in financing activities	(782,541)
Net decrease in cash and cash equivalents	(26,427)
Cash and cash equivalents, beginning of year	156,224
Cash and cash equivalents, end of year	$ 129,797
Cash paid during the year for:	
Interest	$ 1,547

The accompanying notes are an integral part of these financial statements.

1. **Organization**

RNR Securities, LLC (the "Company") was organized in New York on March 27, 1997. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Regulatory Authority ("FINRA"). The Company is scheduled to dissolve on March 1, 2026. The Company operates pursuant to SEC Rule 15c3-3(k)(2)(i), limiting business to the distribution of mutual funds and/or variable life insurance and annuities, and effective January 2011, the Company began distribution of REITS. The Company operates as a limited liability company and the liability of the member of the Company is limited to the members' total capital contribution. The ownership of the Company is comprised of two members. One member has a 99% interest in the Company and the second minority member has a 1% interest in the Company.

The Company operates primarily as an introducing broker and engages in the business of providing brokerage services for customers limited to the distribution of mutual funds and variable life insurance and annuities. As a matter of normal business practice, the Company does not assume positions in securities.

2. **Summary of Significant Accounting Policies**

Basis of Operations

The Company has prepared its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for amortization, depreciation and contingencies.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid debt investments with maturity of three months or less when purchased. The Company places its temporary cash investments with investment quality financial institutions. At times, such investments may be in excess of federal insurance limits. The Company has not experienced any losses in these accounts.

2. **Summary of Significant Accounting Policies - (Continued)**

Revenue Recognition

Commissions

The Company accounts for revenue under the provisions of ASU 2014-09, "Revenue from Contracts with Customers".

Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Distribution fees. The Company enters into arrangements with managed accounts or other pooled investments vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized on the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

2.   Summary of Significant Accounting Policies - (Continued)

Commissions Receivable

The Company carries its commissions receivable at cost, less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its commissions receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. At December 31, 2019, no allowance for doubtful accounts was deemed necessary.

Investment Valuation

The Company's investments in securities are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for discussion of Fair Value Measurements.

Property and Equipment

Property and equipment is stated at cost. The costs of additions and betterments are capitalized and expenditures for repairs and maintenance are expensed in the period incurred. When items of property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Depreciation and amortization of property and equipment is provided utilizing both the straight-line and accelerated methods over the estimated useful lives of the respective assets as follows:

Automobiles	5 years
Computer equipment	5 years
Furniture and fixtures	7 years
Leasehold improvements	20 years or the life of the lease

2.   **Summary of Significant Accounting Policies - (Continued)**

Leases under ASC 842

In February 2016, the FASB established Topic 842, Leases, by issuing Accounting Standards Update (ASU) No. 2016-02, which requires lessees to recognize leases on the balance sheet and disclose key information about leasing arrangements. Topic 842 was subsequently amended by ASU No. 2018-01, Land Easement Practical Expedient for Transition to Topic 842; ASU No. 2018-10, Codification Improvements to Topic 842, Leases; and ASU No. 2018-11, Targeted Improvements. The new standard establishes a right-of-use model (ROU) that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months.

The new standard was effective on January 1, 2019 and the Company adopted the new standard on its effective date. A modified retrospective transition approach is required, applying the new standard to all leases existing at the date of initial application. The Company adopted the new standard on January 1, 2019 and used the effective date as the date of initial application. Refer to Note 3 for additional information.

Income Tax

Provisions for federal and state income taxes have not been provided for because the Limited Liability Company ("LLC") is classified as a partnership for income tax purposes and will not be subject to income tax. As such the LLC's income or loss and credits are passed through to the member and are reported on the member's income tax returns.

The Company follows the uncertainty in income taxes standards. The Company does not have any unrecognized tax benefits. The Company also evaluated its tax positions as of December 31, 2019 and reached the same conclusion.

The Company files income tax returns in the U.S. federal jurisdiction and New York State. The Company is no longer subject to U.S. federal, state and local examinations by tax authorities for the years before 2016.

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 27, 2020, the date the financial statements were available to be issued. There were no significant subsequent events or transactions which required recognition or disclosure in the financial statements.

2.   Summary of Significant Accounting Policies - (Continued)

Treatment of Rule 12b-1 Fees

On August 18, 2014, the Public Company Accounting Oversight Board (PCAOB) issued a report on the progress of its interim inspection program related to audits of Brokers and Dealers (Release No. 2014-003). In this report, as Rule 15c3-1 was interpreted by SEC staff, Rule 12b-1 commissions receivable can be classified as an allowable asset to the extent the receivables are offset by Rule 12-b-1 commissions payable to sales representatives. Effective July 2018, the Company adopted a change in accounting policy stating that this interpretation would be implemented when determining which assets are allowable in future net capital calculations.

3.   Leases

The Company is a lessee in several noncancelable operating leases for office space and one finance lease for an automobile. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contact and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is an implicit rate that is stated in the terms of the lease agreements or otherwise the Company uses the 12-month LIBOR rate in effect at the commencement of the lease. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received. Lease cost for lease payment is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

The Company has obligations as a lessee for office space with initial noncancelable terms in excess of one year. The Company classified these leases as operating leases. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payment due under the lease contracts include fixed payments.

3.   **Leases – (Continued)**

Amounts reported in the statement of financial condition as of December 31, 2019 were as follows:

Operating leases:

Operating lease ROU assets	$	161,954
Operating lease liabilities, current		68,736
Operating lease liabilities, non-current		93,218

Finance leases:

Finance lease ROU assets	45,565
Finance lease liabilities, current	14,101
Finance lease liabilities, non-current	29,149
Finance lease accumulated amortization	2,531

Other information related to leases as of December 31, 2019 was as follows:

Supplemental cash flow information:

Cash paid for amounts included in the measurement of lease liabilities:

Operation cash flow for operating leases	$	48,786
Financing cash flow from financial leases	$	3,003

RUO assets obtained in exchange for lease obligations:

Finance leases	$	2,531

Reduction to ROU assets resulting from reductions to lease obligations:

Operating leases	$	60,457
Finance leases		2,315
		62,772

Decrease in finance lease obligations	$	12,610
Payments of interest on finance lease	$	688

Remaining lease terms:

Operating leases: 2.42 and 2.17 years, respectively
Finance lease: 2.83 years

3.   **Leases – (Continued)**

Discount rates used:

Operating leases: 2.41%, 2.78% (for lease in effect through February 28, 2020), and 2.00% (for extension of lease through February 28, 2022)

Finance lease: 9.06%

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

Maturities of lease liabilities under noncancelable finance and operating leases as of December 31, 2019 are as follows:

2020	$	82,837
2021		84,244
2022		38,123
Total lease liabilities	$	205,204

4.   **Investments**

Investments in securities at December 31, 2019 are stated at estimated fair value as summarized as follows:

	Fair Value
Mutual funds	$ 56,324

Investment income from investments above for the year ended December 31, 2019 is as follows:

Interest and dividend income	$	7,209
Principal transactions		2,651
	$	9,860

13

5. **Fair value measurements**

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC 820") establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2   Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;

- Quoted prices for identical or similar assets or liabilities in inactive markets;

- Inputs other than quoted prices that are observable for the asset or liability;

- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the assets or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2019.

5. **Fair value measurements – (Continued)**

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Company are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Company are deemed to be actively traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflect future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2019:

	Assets at Fair Value as of December 31, 2019			
	Level 1	Level 2	Level 3	Total
Mutual funds	$ 56,324	$ -	$ -	$ 56,324
Total assets at fair value	$ 56,324	$ -	$ -	$ 56,324

6. **Property and Equipment**

Property and equipment is summarized as follows:

Automobiles	$	10,039
Computer equipment		73,819
Furniture and fixtures		11,909
Leasehold improvements		55,433
		151,200
Less: Accumulated depreciation and amortization		74,429
	$	76,771

Depreciation and amortization expense related to property and equipment amounted to $12,495 for the year ended December 31, 2019.

7.   **Related Party**

The Company shares its offices with R&R Financial Planners, Inc., a party related through majority common ownership of its managing member. There is no expense sharing arrangement with the related party. Expenses are paid if incurred. For the year ended December 31, 2019, the Company paid $4,932 to the related party for shared expenses. In addition, the Company leases its offices from its managing member (See Note 9).

8.   **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company has net capital of $103,603 which was $86,132 in excess of its minimum required net capital of $17,471. The Company's net capital ratio was 2.53 to 1.

9.   **Commitments and Contingencies**

The Company leases office space in two buildings from the managing member, William V. Romeo. Future minimum lease payments under the leases through May 31, 2022 and February 28, 2022, respectively, are as follows:

Year Ending December 31

2020	$	71,381
2021		71,400
2022		25,400
	$	168,181

Rent expense amounted to $22,500 for the year ended December 31, 2019.

The Company leased an automobile on October 25, 2019, with monthly payments of $1,502.

The lease minimum future rental payments through October 2022 is summarized as follows:

Year Ending December 31

2020	$	18,020
2021		18,020
2022		15,017
	$	51,057

10. **Concentration of Credit Risk**

In the normal course of business, the Company enters into financial transactions where the risk of potential loss due to changes in market or failures of the other party to the transaction to perform exceeds the amounts recorded for the transactions.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counter-party with which it conducts its business. As of December 31, 2019, there were no significant customer accounts having unsecured debit balances that presented any risk.

11. **Regulatory Sanctions**

In 2019, the Company was examined by the Financial Industry Regulatory Authority (FINRA). During the course of the examination, it was determined that the Company had deficiencies in its process of documenting approval of customer transactions, maintaining accurate checks received blotters, failing to have policies and procedures surrounding supervisory oversight of 529 transactions, and not being in compliance with the net capital requirements, amongst other minor findings. Accordingly, it was determined that the Company's Written Supervisory Procedures manual was deficient.

The Company accepted FINRA's findings and has since revised its Written Supervisory Procedures manual to address these findings. FINRA did not fine or otherwise sanction the Company as a result of these findings.

RNR SECURITIES, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
FOR THE YEAR ENDED DECEMBER 31, 2019

Computation of net capital		
Total members' equity		
		$ 311,014
Less: Nonallowable assets		
Commissions receivables-net of offsetting payable	85,491	
Property, equipment, and software, net	76,771	
Other assets	36,700	
		198,962
Net capital before haircuts on securities positions (tentative net capital)		$ 112,052
Haircuts on securities		
Securities positions	8,449	
		8,449
Net Capital		103,603
CONSOLIDATED COMPUTATION OF BASIC NET CAPITAL REQUIRED		
Minimum net capital required 6-2/3% of $262,066 pursuant to Rule 15C3-1		17,471
Minimum dollar net capital requirement of reporting broker/dealer		5,000
Minimum net capital requirements of broker/dealer		17,471
Excess net capital		86,132
Excess net capital at 1,000%		77,397
Aggregate Indebtedness		262,066
Ratio of aggregate indebtedness to net capital		2.53

See report of independent registered public accounting firm.

Computation of Reserve Formula Under Rule 15c3-3 of the Securities and Exchange Commission:

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2019 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(i).

Information Relating to Possession and Control Pursuant to Rule 15c3-3 of the Securities and Exchange Commission:

The Company is subject to the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities at December 31, 2019.

See report of independent registered public accounting firm.

ASSETS

	Audited	Focus Report Unaudited		Difference
Assets				
Cash and cash equivalents	$ 129,797	$ 129,694	(a)	$ 103
Securities, at fair value	56,324	56,326	(b)	(2)
Commissions receivable	273,488	190,643	(c)	82,845
Prepaid expenses and other assets	36,700	15,731	(d)	20,969
Right of use assets - finance lease,net	43,034	-	(e)	43,034
Right of use assets - operating leases	161,954	-	(e)	161,954
Property and equipment, net	76,771	57,696	(f) (g) (h)	19,075
Total assets	778,068	450,090		327,978

LIABILITIES AND MEMBERS' EQUITY

	Audited	Focus Report Unaudited		Difference
Liabilities				
Accounts payable, accrued expenses and other liabilities	$ 238,127	$ 233,192	(i)	$ 4,935
Lease liabilities, current	82,837	-		82,837
Lease liabilities, noncurrent	122,367	-		122,367
Notes payable	23,723	23,723		-
Total liabilities	467,054	256,915		210,139
Members' Equity				
Total members' equity	311,014	193,175	(j)	117,839
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 778,068	$ 450,090		$ 327,978

See report of independent registered public accounting firm.

(a) Audit adjustment for $103 of interest income not recorded on two certificate of deposit accounts.

(b) Audit adjustment to reclassify $2 of miscellaneous expenses that were recorded as investment income.

(c) Audit adjustment based on detailed analysis for commissions earned in December 2019 inadvertently not recorded as a commission receivable for $82,845 on focus report.

(d) Adjustments to various prepaid expenses which were recorded as an estimate on focus report.

(e) Adjustments to record operating and finance lease right-of-use assets and corresponding lease liabilities pursuant to implementation of new lease standard under FASB ASC 842, Leases.

(f) Adjustment for $476 for understatement of accumulated depreciation.

(g) Adjustment of $27,994 to capitalize property and equipment additions that were incorrectly recorded as expense items.

(h) Reclassification of $8,443 for auto lease downpayment, which was recorded as property and equipment on focus report, to prepaid expenses and other assets.

(i) Audit adjustments of $5,754 for commissions payable from January 2020 that were inadvertently recorded on focus report, $4,689 of miscellaneous and other accrued expenses unrecorded by broker on focus report, and $6,000 of accrued payroll expenses unrecorded by broker on focus report.

(j) Summary of all adjustments listed above.

See report of independent registered public accounting firm.

RNR SECURITIES, LLC
SUPPLEMENTARY INFORMATION
RECONCILIATION OF COMPUTATION OF NET CAPITAL WITH FOCUS REPORT FORM X-17A-5(A), PART IIA
DECEMBER 31, 2019

Net capital as reported on the Focus Report, Part IIA	$ 25,967
Adjustments	77,636
Net capital as adjusted and as reported per audited financial statements	$ 103,603

The difference between the auditors' net capital and the net capital reported by the broker is summarized below:

Adjustments required to correct net capital per focus report

Understatement of other non-allowable assets in focus report	(40,203)
Adjustments to total members' equity shown on page 20	117,839
Total adjustments to net capital reported per audited financial statements	$ 77,636

These adjustments are reflected on the computation of net capital pursuant to rule 15C3-1 on page 18 of the audited financial statements. In addition, the audited report reflects the (adjusted) actual balances and revised estimates available subsequent to the previous filing. In order for RNR Securities, LLC to file Form X-17a-5(a) in a timely manner, certain amounts require estimates.

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See report of independent registered public accounting firm



PragerMetis

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

To The Member and Board of Directors of
RNR Securities, LLC

Prager Metis CPAs, LLC

99 SUNNYSIDE BOULEVARD
SUITE 101
WOODBURY, NY 11797

T 516.921.8900
F 516.921.4070

www.pragermetis.com

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by RNR Securities, LLC and the SIPC, solely to assist you and SIPC in evaluating RNR Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. RNR Securities, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

GGi
INDEPENDENT MEMBER

An affiliate of Prager Metis International   NEW YORK   NEW JERSEY   LOS ANGELES   LONDON

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on RNR Securities LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of RNR Securities, LLC, and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Prager Metis CPAs, LLC

_____
PRAGER METIS CPAs, LLC

Woodbury, New York
February 27, 2020

RNR SECURITIES, LLC
SUPPLEMENTARY INFORMATION
GENERAL ASSESSMENT RECONCILIATION
FOR THE YEAR ENDED DECEMBER 31, 2019

Total revenue	$3,122,689
Deductions:	
Revenues from the sale of variable annuities and mutual funds	2,725,570
Net income from securites in investment accounts	2,651
Other revenue not related either directly or indirectly to the securites business	8,537
Interest and dividend expenes	1,547
Total deductions	2,738,305
SIPC net operating revenues	384,384
General assessment @ .0015	577
Overpayments applied from prior year	521
Total payments	521
Assessment balance due or (overpayment)	56
Interest computed on late payment at 20% per annum	-
Total balance due	$ 56

See Accountants' Agreed Upon Procedures Report.



PragerMetis

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Prager Metis CPAs, LLC

99 SUNNYSIDE BOULEVARD
SUITE 101
WOODBURY, NY 11797

T 516.921.8900
F 516.921.4070

www.pragermetis.com

To the Member and Board of Directors of
RNR Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) RNR Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which RNR Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) RNR Securities, LLC stated that RNR Securities, LLC met the identified exemption provisions throughout the most recent fiscal year, except as described in its exemption report. RNR Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about RNR Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements.   Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Prager Metis CPAs, LLC

PRAGER METIS CPAs, LLC

Woodbury, New York
February 27, 2020



An affiliate of Prager Metis International   NEW YORK   NEW JERSEY   LOS ANGELES   LONDON

RNR SECURITIES, LLC

Exemption Report
Year Ended December 31, 2019

I, as member of management of RNR Securities, LLC ("RNR") am responsible for complying with 17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers" We have performed an evaluation of RNR's compliance with the requirements of 17 C.F.R §240.17a-5, and the exemption provisions in 17 C.F.R. §240.15c3-3(k) (the "exemption provisions"). Based on this evaluation, we make the following statements to the best knowledge and belief of RNR:

1. We identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which RNR claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i).

2. We met the identified exemption provisions throughout the most recent calendar year ended December 31, 2019 with the exception that, in a few transactions identified by FINRA during their most recent review, the representative did not forward checks received by the client to the investment company within the time period required in the Firm's Written Supervisory Procedures. It should be noted that the transactions in question were in compliance with FINRA Rules 2150(a), 2111 and 3110.

RNR is exempt from the provisions of 17 C.F.R. §240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(i) of such Rule), as RNR is an introducing broker or dealer whose business is limited to the sale of mutual funds, variable annuities, insurance products and REITs, carries no customers' accounts, promptly transmits any customer funds and customer securities to the clearing broker or dealer and does not otherwise hold funds or securities of customers.

William V. Romeo, Managing Member

27